BP 2/20

04002703

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 09 2004 WASH. DC SECTION

SEC FILE NUMBER
8- 33325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPA Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Parkway, Suite 600
(No. and Street)

Roswell	Georgia	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Dubay 770-998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leduc, Phillips & Associates, LLC
(Name – *if individual, state last, first, middle name*)

8385 Dunwoody Place, Bldg 3	Atlanta	Georgia	30076
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Daniel M. Dubay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA Investments, Inc., as of January, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

Tracey C. Barnett
Notary Public, Fulton County, Georgia
My Commission Expires: Oct. 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

PPA INVESTMENTS, INC.

TABLE OF CONTENTS

Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the balance sheets of PPA Investments, Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the year ended December 31, 2003 and 2002, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers.

We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2003 and 2002. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leduc, Phillips & Associates, LLC

January 13, 2004
Atlanta, Georgia

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT		
Cash and cash equivalents	$ 197,069	$ 192,125
Restricted cash	25,000	25,000
Commission receivable	462	960
Other receivables	-	287
Income taxes receivable	582	582
Deferred tax asset-current	1,300	-
Total current assets	224,413	218,954
PROPERTY AND EQUIPMENT		
Computers and equipment	34,626	34,627
Furniture and fixtures	3,000	3,000
Total property and equipment cost	37,626	37,627
Less accumulated depreciation	(32,658)	(30,568)
Net property and equipment	4,968	7,059
OTHER ASSETS		
Other receivables	36,871	31,099
Prepaid expenses and security deposits	4,982	-
Total other assets	41,853	31,099
Total assets	$ 271,234	$ 257,112

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2003 AND 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT		
Accounts payable - commission	$ 12,696	$ 1,828
Income taxes payable	2,943	185
Deferred tax liability-current	-	700
Total current liabilities	15,639	2,713
DEFERRED TAX LIABILITY-LONG-TERM	1,000	1,500
Total liabilities	16,639	4,213
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	227,095	225,399
Total stockholder's equity	254,595	252,899
Total liabilities and stockholder's equity	$ 271,234	$ 257,112

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
COMMISSION INCOME	$ 1,056,042	$ 1,135,125
COMMISSION EXPENSE	952,393	1,009,144
Net commissions	103,649	125,981
EXPENSES		
Office expense	138,932	145,991
Miscellaneous expense	2,552	1,379
Professional fees	4,548	4,650
Depreciation	2,090	1,977
Licenses and taxes	2,442	3,875
Total expenses	150,564	157,872
Net income (loss) from operations	(46,915)	(31,891)
OTHER INCOME (EXPENSE)		
Interest income	47,327	35,115
Miscellaneous	1,955	712
Interest (expense)	(2)	-
Total other income (expense)	49,280	35,827
Net income (loss) before provision for income tax	2,365	3,936
PROVISION FOR INCOME TAX	669	2,610
Net income	1,696	1,326
RETAINED EARNINGS, beginning of year	225,399	224,073
RETAINED EARNINGS, end of year	$ 227,095	$ 225,399

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,696	$ 1,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	2,090	1,977
Deferred taxes	(2,500)	2,200
Non-cash expenses	-	4,349
Changes in assets and liabilities:		
Commission receivable	498	(395)
Income tax receivable	-	1,455
Other receivables	(5,485)	(24,988)
Accounts payable	10,869	1,347
Income tax payable	2,758	185
Net cash provided by (used in) operating activities	9,926	(12,544)
Cash flows from investing activities		
Payments to security deposits	(4,982)	
Collections on notes receivable	-	10,810
Net cash provided by (used in) investing activities	(4,982)	10,810
Increase (decrease) in cash and cash equivalents	4,944	(1,734)
Cash and cash equivalents, beginning of year	192,125	193,859
Cash and cash equivalents, end of year	$ 197,069	$ 192,125
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$ 2	$ -
Income taxes	$ 410	$ 225

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of less than three months to be cash equivalents.

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 4).

Depreciation - Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions are recognized on a cash basis as the commissions are received. The effect on the financial statement for the years ended December 31, 2003 and 2002, had the trailing commissions been accounted for on an accrual basis, would be immaterial to the financial statements taken as a whole.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Credit risk - The Company had a credit risk associated with cash and cash equivalents of $90,335 and $6,416 at December 31, 2003 and 2002, respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2003 AND 2002

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, respectively, the Company had net capital of $232,788 and $228,320, which was $182,788 and $178,320 in excess of its required net capital of $50,000.

4. INCOME TAXES

Temporary differences giving rise to the deferred tax liability consist primarily of the excess depreciation for tax purposes over the amount for financial reporting purposes, and the cash basis of reporting for tax purposes, versus the accrual basis for financial reporting purposes.

The current and deferred portions of the income tax expense included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense consisted of the following:

	2003			2002		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 300	$ (1,800)	$ 2,100	$ 1,732	$ 1,600	$ 132
State	369	(700)	1,069	878	600	278
Total	$ 669	$ (2,500)	$ 3,169	$ 2,610	$ 2,200	$ 410

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002
SCHEDULE 1

	2003	2002
Total stockholder's equity from the balance sheet	$ 254,595	$ 252,899
Less non-allowable items		
Taxes receivable	582	582
Commissions receivable	462	960
Deferred tax asset	1,300	-
Other receivables	5,983	4,425
Prepaid expenses and security deposits	4,982	-
Property and equipment	4,968	7,059
	18,277	13,026
Net capital before haircuts on securities positions	236,318	239,873
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(3,530)	(11,553)
Net capital	$ 232,788	$ 228,320

See accompanying notes and auditors' report

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(PURSUANT TO RULE 17a-5(d)(H) OF THE SECURITIES EXCHANGE ACT OF 1934)
DECEMBER 31, 2003
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2003	$ 254,595	$ 254,595
Less non-allowable assets	(18,276)	(18,277)
Less haircuts on securities	(3,530)	(3,530)
Net capital as of December 31, 2003	$ 232,789	$ 232,788
Ratio: Aggregate indebtedness to net capital	7%	7%

See accompanying notes and auditors' report

Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of PPA Investments, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Ledue, Phillips + Associates, LLC

January 13, 2004
Atlanta, Georgia